Everybody Water, Inc.



ANNUAL REPORT

132 Chief Justice Cushing Highway

Cohasset, MA 02025

0

everybodywater.com

This Annual Report is dated April 29, 2022.

BUSINESS

Everybody Water Inc. is a for-profit women-owned company offering premium water currently in a 16.9 oz. carton sold in 12-pack cases. While providing an alternative to plastic water bottles, it is our mission to support sustainable clean water projects executed by outside organizations and non-profit partners that bring running water into people's homes for the first time in their lives. These projects especially impact women and girls so they no longer have to walk for water and instead have the time to attend school, earn incomes and thrive.

Everybody Water, currently sold by the case or pallet (120 cases), sells direct and through distributors to hotels, fitness chains, corporations, financial institutions, universities, hospitals, performing art centers, events, as well as to cafes, juice bars, fast-casual restaurants, and specialty markets.

Everybody Water was initially focused primarily in New England where we built incredible grass-roots support and gained attention from some "tier one" press. Since our launch in early 2019, our product has been picked up by some of the trendiest of locations in influential markets such as Nantucket, Martha's Vineyard, Newport, RI, Stowe, Vermont and, later, Western Connecticut. We furthered our growth by finding demand from some of Boston's most respected institutions and businesses who have partnered with us to highlight a commitment to socially-responsible and environmentally-conscious ideals and support of a women-owned small businesses. Everybody Water has gained sales volume with customers such as the Boston Harbor Hotel, the

Fairmont Copley, Auberge Resort Properties, the Newbury and many other 5-star hotels as well as gained accounts such as MIT, Boston Children's Hospital, and lululemon. We are also selling directly in Aspen, Co. and actively targeting sales in other strategic geographic locations in other cities and states where we can optimize distribution and marketing costs while increasing volumes and brand visibility. Our water is presently available in 40 hotels, often as the complimentary water in-room, at valet, the front desk, in the spa, at the pool and in the mini-bars. We partner with leading brands, large and small, and have developed strong relationships with customers that fit with the values of our brand. We also sell directly to consumers via our website.

Our customers are businesses and people who want to make a statement with the products they purchase and want to highlight intentionality in their choices. Although the product is appealing to a wide spectrum of people and generations, we have found that women in their 20s, 30s and 40s are particularly aligned with and passionate about the brand and relate to our aesthetic, mission, and female-founded company.

We do not presently sell through traditional grocery channels where there are lots of other water brands but rather focus mostly on customers who want to feature Everybody Water for our mission and what we represent. We believe this model builds strong relationships, optimizes the ability to message, creates steady volume, and ultimately increases our collective ability to impact and bring attention to the need to support women and girls through clean water projects that free them.

Everybody Water Inc. is the operating company for our business. It holds the inventory, accounts receivable and payable related to the marketing, distribution, operations and sale of our packaged water products. The intellectual property used in our business is not owned by Everybody Water, Inc. We license our intellectual property from a separate entity, Everybody Water LLC, that is owned by our founders, in exchange for a royalty on our sale of packaged water equal to 2 percent of our net profits. Our license of this intellectual property is exclusive with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non- flavored water distribution. Everybody Water LLC. may license the intellectual property to third parties with respect to other business purposes.

Everybody Water is a socially-conscious, women-owned business. Our carton water is sold with the trademark "water with a heart" to highlight our commitment to compassion and encourage customers to make a statement with our product. With this in mind, Everybody Water gives 3% of our gross revenues to support clean water projects. To date we have given to Water1st International, a 501(c)(3) charitable organization that supports sustainable clean water infrastructure projects in countries like Honduras, Bangladesh, and Ethiopia that bring clean running water, sinks, toilets and showers into homes for the first time. These projects focus on complete in-home solutions and allow people to be more healthy and give people, especially women and girls, the time to attend school, earn incomes and thrive instead of having the time-consuming physical burden of carrying water for hours each day.

We do not promote our specific contribution give-back amounts as part of our consumer marketing efforts, though we do incorporate socially-conscious messaging in all of our advertising and our commitment to fund sustainable clean water projects that are in-home solutions because of their impact on women and girls especially. If and when asked, we do inform consumers about how much we have contributed.

Our support of Water1st International is voluntary, we are not contractually obligated to make these contributions. We have the discretion to change how to implement our commitment to sustainable clean water, although we do intend to continue this practice on an ongoing basis. We currently donate the 3% on gross revenues, whether direct to consumers or B2B.

Brief Corporate History

Our business was initially owned and operated by a Massachusetts limited liability company, Everybody Water LLC, formed in 2017 and owned by our co-founders, Kimberly Reilly and Megan Hayes. Everybody Water, Inc., was formed in Delaware on November 6, 2020. On November 13, 2020 Everybody Water, Inc. purchased from Everybody Water LLC all of the assets associated with our business, excluding intellectual property, in exchange for shares of common stock of Everybody Water, Inc. and the assumption by Everybody Water, Inc. of the liabilities associated with our business. 10% of the shares of Everybody Water, Inc. that were issued to Everybody Water LLC were retained, and continue to be held as Series A Common Stock, by Everybody Water LLC. The remaining 90% of the shares of Everybody Water, Inc. that were issued to Everybody Water LLC were immediately distributed to, and continue to be held as Series A Common Stock, by our co-founders. In connection with Everybody Water, Inc. acquiring our business from Everybody Water LLC, Everybody Water, Inc. assumed $300,000 principal amount of convertible promissory notes that had been issued by Everybody Water, LLC in exchange for a promissory note of equal principal amount issued by Everybody Water LLC to Everybody Water, Inc. That promissory note, issued by Everybody Water LLC to Everybody Water, Inc., remains outstanding. The convertible notes that were assumed by Everybody Water, Inc. are no longing outstanding, having been converted into shares of common stock of Everybody Water, Inc. which remain outstanding as Series A Common Stock. Everybody Water LLC continues to exist as a separate entity owned by our co-founders. Everybody Water LLC owns all of the intellectual property used in our business and licenses that intellectual property to Everybody Water, Inc. in exchange for a royalty of 2% of our net profits. The license is exclusive with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. Everybody Water, LLC may license the intellectual property to third parties with respect to other business purposes. More information regarding the license, the note issued by Everybody Water LLC to Everybody Water, Inc. and a revolving loan facility that we have made available to Everybody Water LLC is provided in our disclosures regarding Related Party Transactions.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: purchase product materials, co-packing, pr, marketing, social media ,filming, insurance, legal, trademarks, photography, graphic design, branding package design
Date: June 18, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: purchasing product materials, co-packing, PR, marketing, social media, filming, insurance, legal, trademarking, photography, graphic design, branding, package design
Date: August 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Co-Founder Investment, Series A Common Stock
Final amount sold: $150,000.00
Use of proceeds: Co-Founders Megan Hayes and Kim Reilly invested for start-up cost from trademarking, legal, website, package design, permitting, cost of producing and filling cartons, warehousing, and transportation and for additional production runs, transportation, and warehousing after launch.
Date: January 22, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Series B Common Stock
Final amount sold: $318,395.60
Use of proceeds: Execution of go-to-market strategy. Payment of StartEngine fees, inventory and other operating and marketing expenses. Repayment of indebtedness.
Date: January 22, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue
Revenue for fiscal year 2021 was $601,988, up from $128,418 in 2020. We continue to sell and build our brand in e-commerce, direct and indirect verticals. In 2021, 64% of our revenue was generated in Q2 and Q3. Our founders, and the sales team generated 2021 revenue growth. The primary markets were suburban Boston and Cape Cod, and new markets developed in Colorado, Connecticut and Vermont. Additionally the company's 2020 efforts to develop distributor relationships resulted in sales growth in distribution channels.

The lessons learned in our early years helped us better focus our efforts to gain visibility and brand awareness while also introducing us to decision-makers for high-volume accounts at hotels and resorts, corporate accounts and entertainment venues. After a successful first quarter of 2020, COVID set us back beginning in Q2 of 2020. By Q3 2020, our YTD year-over-year revenues were up 9% despite the significant impact of COVID a pandemic that shuttered the hospitality industry. 2021 revenues climbed considerably, with $487,059 or 64% of total revenue generated in Q2 and Q3. We began to see the impact of the resurgence in COVID in Q4 in the industries we service and on the supply chain.

Cost of sales
Comparing our cost of goods sold from 2021 to 2020 we see that our cost of goods increased by 474K year over year. This is reflective of the ability of management to drive sales growth and work with key vendors (packaging supplier and co-packer) to produce finished product to meet sales demand. Warehousing and distribution costs contribute $204K to COGS. Increased sales of $596K converted $260K from inventory on the balance sheet to inventory expense.

Gross margins
In 2021, gross profit increased by over $108k compared to 2020. Gross margins decreased from 65% in 2020 to 19% in 2021. In 2020, the sales were primarily in suburban Boston. In 2020, lower levels of finished goods inventory were warehoused in closer proximity to sales locations that is no not the case in 2021 now that sales are national. Larger carried inventory levels, distributed warehousing, longer warehousing periods due to COVID interruptions and the increase in transportation and distribution costs affected 2021 profit margins.

Expenses
The Company's expenses consist of, among other things, contractors, commission, software, advertising and marketing, fees for professional services, donations of product expense for promotional purposes, insurance expenses. Expenses in 2021 increased by $343K from 2020. G&A increased by $95K, advertising and marketed increased by $56K. The largest increase was contractor and commission expense, which increased by $113K. These resources are primarily focused on sales growth and administration.

Historical results and cash flows:
We launched Everybody Water in 2018 and spent 2019 setting up operations, ensuring state compliance, and establishing our supply chain and co-packer partners. In 2020, despite the pandemic, we saw growth in sales. We are experiencing continued growth in 2021.

The past three years have been different from one another in terms of which expenses were the most cash flow intensive. Below identifies the focus and the greatest cash consumption areas and what we believe to expect ahead.

In 2020 and earlier, we focused efforts and resources on establishing operations, product, and compliance. We began to produce water and had first sales in Q4 2019 but the major cash consumers were:

• Branding & Marketing - logo, trademarks, website development, packaging design, label copy, and edits
• Startup costs - permitting in states to be able to sell water
• Professional Services including legal support for state permitting, operating agreements, investment documents label reviews to ensure FDA and state compliance, setup of corporate structure, and trademarks
• Travel - trips to visit water projects in Honduras and Bangladesh to capture video and photo content

• Videography & Photo - invested in quality imagery for sales and marketing

As in 2019, we had significant expenses in 2020 related to warehousing and transportation, especially as the supply chain and trucking costs increased. We expect those expenses to remain high for some time relative to sales volume.

Our primary focus shifted in 2021 away from start up mode to sales mode. As such, our efforts and resources are focused on our sales operations and the inventory and logistics management needed to deliver on sales activity. The major cash consumers in 2021 are sales and support personnel, raw goods, warehousing and shipping. Inventory requires significant cash. Throughout 2021, and especially in Q4 of 2021, we made significant investments in raw materials and product production to ensure finished inventory levels would meet sales growth.

We have two major suppliers, each single source, Tetra Pak (for our cartons) and our water supply packaging partner. Whenever we do additional runs to secure product, we commit significant cash in the purchasing of paper and co-packing. Transportation and warehousing require additional cash consumed by working capital. Assuming the company continues to grow into new channels and markets, we expect to continue to have marketing expenses related to creative content, advertising and pr, as well as increased sales and operation expenses, and licensing fees to Everybody Water LLC.

We have raised some startup capital via convertible notes to establish the brand and operations. These funds, along with the $294K raised in our 2021 StartEngine campaign, have supported our growth and operations to date. Over the next few years, we plan to raise capital to further ramp up sales and marketing nationally. Again in 2021, we were able to secure credits with partners to offset future marketing expenses incurred in 2022.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $70,662.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Kimberly Reilly
Principal Amount: $10,000.00
Interest Rate: 2.0%

Creditor: Megan Hayes
Principal Amount: $10,000.00
Interest Rate: 2.0%

Creditor: Rita and Benedict Olk
Principal Amount: $100,000.00
Interest Rate: 3.5%

Creditor: Daintree Capital, Inc.
Inception Date: February 11, 2022
Principal Amount: $50,000.00

Interest Rate: Variable, based on repayment period, including the potential for equity participation

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Megan Hayes
Position: Co-CEO and Principal Executive Officer, Director, Principal Financial Officer and Principal Accounting Officer
Date of Service: November 6, 2020 - present
Responsibilities: Responsible for overall company vision and direction, strategy and financial and operational matters.

Other business experience in the past three years:

Employer: Everybody Water, LLC
Title: Managing Member
Dates of Service: April 21, 2017 - Present
Responsibilities: Owns the LLC and is responsible for the Company's operations.

Name: Kimberly Reilly
Position: Co-CEO and Principal Executive Officer, Director
Responsibilites: Responsible for overall company vision and direction, strategy and operational matters.

Other business experience in the past three years:

Employer: Everybody Water, LLC
Title: Managing Member
Dates of Service: April 21, 2017 - Present
Responsibilities: Owns the LLC and is responsible for the Company's operations.

Biographical Information

Megan Hayes: With a career in growing industry leading companies, talent management teams, and operations, Megan applies her leadership and consulting skills to secure business partnerships, managing strategy, and operations. Megan spent 20 years leading recruiting teams for companies like Microsoft and Digitas Advertising in Seattle, Germany, and New York City. She grew up overseas in Switzerland, France, Thailand, and Egypt and saw first-hand women and girls walking for hours each day for water. With Everybody Water, Megan has been able to come full-circle and impact the lives for women and girls globally through sustainable clean water projects.

Kimberly Reilly: With a background as an entrepreneur and expertise in design, Kimberly has the experience and creative skills to build powerful branding. She has managed product conception to launch and beyond, branding, and digital content. With a Master's Degree in the History of European Decorative Arts from Parsons School of Design/Smithsonian, Kimberly spent 10 years as the Founder/Creative Director for Louis Di Calla LLC, a custom lighting design company that created pieces for leading architects and designers with a collection represented at showrooms in New York, Boston, Chicago, Los Angeles, and San Francisco. Kimberly was inspired to continue her entrepreneurial journey and utilize her knowledge of design to communicate powerful social impact.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A (Voting) Common Stock
Stockholder Name: Kimberly Reilly
Amount and nature of Beneficial ownership: 1,197,000
Percent of class: 43.89

Title of class: Series A (Voting) Common Stock
Stockholder Name: Megan Hayes
Amount and nature of Beneficial ownership: 1,197,000
Percent of class: 43.89

RELATED PARTY TRANSACTIONS

Name of Entity: Everybody Water LLC

Names of 20% owners: Kimberly Reilly and Megan Hayes

Relationship to Company: Everybody Water, LLC is owned by Megan Hayes and Kimberly Reilly, each of whom is a founder, officer, director and executive employee of the Company and who, together, hold a majority of all of the Series A Voting Stock of the Company. Everybody Water, LLC is a minority holder of the Series A Voting Common Stock of the Company. Everybody Water, LLC is also the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.

Nature / amount of interest in the transaction: On December 30, 2020, the Company entered into a promissory note agreement with Everybody Water LLC in which Everybody Water LLC promises to pay the Company $300,000 plus interest.

Material Terms: Interest accrues on the promissory note at 0.48% per annum. The promissory note is due and payable on December 31, 2025, provided that Everybody Water LLC may extend the maturity date to December 31, 2030. The loan is an unsecured, non-guaranteed obligation of Everybody Water LLC.

Name of Entity: Everybody Water LLC

Names of 20% owners: Kimberly Reilly and Megan Hayes

Relationship to Company: Everybody Water, LLC is owned by Megan Hayes and Kimberly Reilly, each of whom is a founder, officer, director and executive employee of the Company and who, together, hold a majority of all of the Series A Voting Stock of the Company. Everybody Water, LLC is a minority holder of the Series A Voting Common Stock of the Company. Everybody Water, LLC is also the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.

Nature / amount of interest in the transaction: On December 30, 2020, the Company entered into a revolving loan and note agreement with Everybody Water LLC. in which the Company agrees to make cash advances to Everybody Water LLC not to exceed $150,000.

Material Terms: Advances under the revolving loan and note agreement accrue interest at 0.15% per annum and are due and payable on December 31, 2025, provided that Everybody Water LLC may extend the maturity date to December 31, 2030. The revolving loan and note agreement is an unsecured, non-guaranteed obligation of Everybody Water LLC.

Name of Entity: Megan Hayes

Relationship to Company: Director, Officer, 20%+ Owner, and Promoter

Nature / amount of interest in the transaction: Megan Hayes is a founder, officer, director and executive employee of the Company. Megan Hayes and the Company's other founder, Kimberly Reilly, together hold a majority of all of the Series A Voting Stock of the Company. Megan Hayes and the Company's other Founder, Kimberly Reilly, are the owners of Everybody Water, LLC. Everybody Water, LLC is the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.

Material Terms: As an owner of Everybody Water, LLC, Megan Hayes is an indirect beneficiary of the transactions entered into between the Company and Everybody Water, LLC. Everybody Water, LLC owns all of the intellectual property used in the Company's business and will own all of the intellectual property developed in the future in connection with the Company's business. That intellectual property is licensed by Everybody Water LLC to the Company in exchange for a royalty on the Company's sale of packaged water equal to 2 percent of the Company's net profits. The license has a 10-year term and is granted to the Company on an exclusive basis respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. The Company also holds a promissory note, principle amount $300,000, issued by Everybody Water, LLC and the Company is a lender to Everybody Water, LLC pursuant to a revolving credit facility of up to principle amount $150,000. The promissory note and line of credit are unsecured, non-guaranteed obligations of Everybody Water LLC. Megan Hayes provided a bridge loan of up to $10,000 to fund the Company's working capital requirements pending the completion of Crowdfunding. This loan has a 5-year term and a 2% interest rate, however, if the Crowdfunding raises at least $200,000, this loans are required to be repaid.

Name of Entity: Kimberly Reilly

Relationship to Company: Director, Officer, 20%+ Owner, and Promoter

Nature / amount of interest in the transaction: Kimberly Reilly is a founder, officer, director and executive employee of the Company. Kimberly Reilly and the Company's other founder, Megan Hayes, together hold a majority of all of the Series A Voting Stock of the Company. Kimberly Reilly and the Company's other Founder, Megan Hayes, are the owners of Everybody Water, LLC. Everybody Water, LLC is the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.

Material Terms: As an owner of Everybody Water, LLC, Kimberly Reilly is an indirect beneficiary of the transactions entered into between the Company and Everybody Water, LLC. Everybody Water, LLC owns all of the intellectual property used in the Company's business and will own all of the intellectual property developed in the future in connection with the Company's business. That intellectual property is licensed by Everybody Water LLC to the Company in exchange for a royalty on the Company's sale of packaged water equal to 2 percent of the Company's net profits. The license has a 10-year term and is granted to the Company on an exclusive basis respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. The Company also holds a promissory note, principle amount $300,000, issued by Everybody Water, LLC and the Company is a lender to Everybody Water, LLC pursuant to a revolving credit facility of up to principle amount $150,000. The promissory note and line of credit are unsecured, non-guaranteed obligations of Everybody Water LLC. Kimberly Reilly provided a bridge loan of up to $10,000 to fund the Company's working capital requirements pending the completion of Crowdfunding. This loan has a 5-year term and a 2% interest rate, however, if the Crowdfunding raises at least $200,000, this loans are required to be repaid.

Name of Entity: Everybody Water LLC

Names of 20% owners: Kimberly Reilly and Megan Hayes

Relationship to Company: Everybody Water, LLC is owned by Megan Hayes and Kimberly Reilly, each of whom is a founder, officer, director and executive employee of the Company and who, together, hold a majority of all of the Series A Voting Stock of the Company. Everybody Water, LLC is a minority holder of the Series A Voting Common Stock of the Company.

Everybody Water, LLC is also the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.

Nature / amount of interest in the transaction: Pursuant to a license agreement entered into on November 13, 2020, the Company licenses all of the intellectual property used in its business from Everybody Water, LLC in exchange for a royalty of 2% of the Company's gross sales.

Material Terms: The Company is granted an exclusive license with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non- flavored water. Everybody Water LLC may license the intellectual property to third parties with respect to other business purposes. The license has a term of 10 years and may be terminated early for breach or the insolvency or bankruptcy of the Company. The license requires that all intellectual property developed by the Company during the term of the license is assigned to Everybody Water, LLC. Any such newly created IP will then be licensed back to the Company pursuant to the license with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non- flavored water. Pursuant to the license the Company shall be responsible for Everybody Water, LLC's costs of maintaining and protecting the licensed intellectual property during the term of the license. developed by the Company during the term of the license is assigned to Everybody Water, LLC. Any such newly created IP will then be licensed back to the Company pursuant to the license with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non- flavored water. Pursuant to the license the Company shall be responsible for Everybody Water, LLC's costs of maintaining and protecting the licensed intellectual property during the term of the license.

Name of Entity: Rita and Benedict Olk

Relationship to Company: Family member

Nature / amount of interest in the transaction: Family members of our co-founder, Megan Hayes, provided a loan of $100,000 to fund our working capital requirements.

Material Terms: This loan was extended and is now due December 31, 2022 and carries a 3.5% interest rate. Proceeds of the Crowdfunding raise may be used to repay this loan.

OUR SECURITIES

The Corporation shall has authority to issue an Four Million (4,000,000) shares of Common Stock, par value $0.0001 per share, in two (2) series: (i) Three Million (3,000,000) shares designated as shares of "Series A Common Stock", and (ii) One Million (1,000,000) shares designated as shares of "Series B Common Stock."

The Series A Common Stock and the Series B Common Stock have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters with the exception that (a) the Series A Common Stock have voting rights in the election of directors and with respect to all other matters voted upon by the Corporation's stockholders, with each holder of Series A Common Stock being entitled to one (1) vote for each share of Series A Common Stock held of record by such holder on such matters, and (b) the Series B Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted; provided, however, that an amendment of this the Corporation's Certificate of Incorporation to increase or decrease the number of authorized shares of Series B Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Series A Common Stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Series A Common Stock voting separately as a Series, and no vote of the holders of any shares of Series B Common Stock, voting separately as a Series, shall be required therefor.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type Series A Common Stock
Amount Authorized 3,000,000
Amount Outstanding 2,727,245
Par Value Per Share $0.0001
Voting Rights 1 vote per share
Anti-Dilution Rights None
Security issued pursuant to Regulation CF: The Company may issue additional shares of Common Stock which may dilute the Security.

Type Series B Common Stock
Amount Authorized 3,000,000
Amount Outstanding 65,245
Par Value Per Share $0.0001
Voting Rights 0 votes per share
Anti-Dilution Rights None
Security issued pursuant to Regulation CF: The Company may issue additional shares of Common Stock which may dilute the Security.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Everybody Water, Inc.

By   /s/ *Megan Hayes*

    Name: Everybody Water, Inc

    Title: Co-Founder

Exhibit A

FINANCIAL STATEMENTS

Principal Executive Officers Financial Certification

We, Megan Hayes and Kimberly Reilly, the Co-Founders (Principal Executive Officers) of Everybody Water, Inc. (Company Name), hereby certify that the financial statements of Everybody Water, Inc. (Company Name) and notes thereto for the periods ending Dec 2020 (first Fiscal Year End of Review) and December 2021 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Everybody Water, Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th of April, 2022 (Date of Execution).

MHayes (Signature)
Megan Hayes

Co-Founder (Title)

April 28, 202 (Date)

Kimberly Reilly (Signature)
Kimberly Reilly

Co-Founder (Title)

April 28, 2022 (Date)

Everybody Water, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Direct Wholesale	177,823.08
Discounts Given	3,837.32
Distributor Sales	412,863.27
Ecommerce Sales	7,062.19
Merchandise Sales	15.00
Refunds	135.60
Uncategorized Income	251.76
Total Income	**$601,988.22**
Cost of Goods Sold	
Cost of Goods Sold	488,853.87
Total Cost of Goods Sold	**$488,853.87**
GROSS PROFIT	**$113,134.35**
Expenses	
Admin & General Expenses	118,958.66
Advertising & Marketing	67,920.32
Bad Debts	1,997.58
Bank Charges & Fees	20,690.57
Business Events	5,349.76
Charitable Contributions	21,986.55
Commission	6,607.40
Contractors	113,195.10
Donations - Product	10,335.30
Gifts	250.23
Storage Fee	0.00
Travel	12,692.70
Uncategorized Expense	767.92
Utilities	782.40
Total Expenses	**$381,534.49**
NET OPERATING INCOME	**$ -268,400.14**
Other Income	
Credit Card Rewards	931.00
Late Fee Income	232.03
Other Income.	1,045.14
Total Other Income	**$2,208.17**
Other Expenses	
Prior Year Adjustments	-100.00
Total Other Expenses	**$ -100.00**
NET OTHER INCOME	**$2,308.17**
NET INCOME	**$ -266,091.97**

Everybody Water, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$70,662.37**
Accounts Receivable	
Accounts Receivable (A/R)	47,728.56
Accounts Receivable (A/R) Adjust	0.00
Interest Receivable	120.00
Total Accounts Receivable	**$47,848.56**
Other Current Assets	
Inventory	442,247.70
Inventory Asset	0.00
Prepaid Expenses	0.00
Uncategorized Asset	-5.00
Undeposited Funds	60.00
Total Other Current Assets	**$442,302.70**
Total Current Assets	**$560,813.63**
Fixed Assets	**$0.00**
Other Assets	
Due from Shareholders	100.00
Note Receivable - Everybody Water LLC	300,000.00
Total Other Assets	**$300,100.00**
TOTAL ASSETS	**$860,913.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	441,476.45
Accounts Payable (A/P) Adjust	0.13
Total Accounts Payable	**$441,476.58**
Credit Cards	
Rockland Trust CC *0518	9,274.48
SVB Corporate *3648	10,030.89
SVB Corporate *6819	1,212.64

	TOTAL
Total Credit Cards	**$20,518.01**
Other Current Liabilities	
Accrued Interest	0.00
Accrued Licensing Fees - EBW LLC	115.78
Line of Credit - Bluevine	0.00
Loan from Kim	10,000.00
Loan from Megan	10,000.00
Loan from Olk	100,000.00
Sales Tax	42.00
Water 1st	13,764.33
Water 1st Adjust	0.00
Total Other Current Liabilities	**$133,922.11**
Total Current Liabilities	**$595,916.70**
Long-Term Liabilities	
Due To/From EW LLC	2,000.09
Note Payable - Benedict & Rita Olk	0.00
Note Payable - Nicholas Hayes & Sheila Donovan	0.00
Total Long-Term Liabilities	**$2,000.09**
Total Liabilities	**$597,916.79**
Equity	
Common Stock - Convertible Noteholders	336,219.00
Common Stock - EBW LLC	2,542.70
Common Stock - Megan and Kim	22,884.27
Common Stock - Start Engine	211,922.45
LLC Activity	-5,487.77
Opening Balance Equity	0.00
Owner's Investment	3,905.00
Owner's Pay & Personal Expenses	0.00
Partner's Equity	1,533.00
Retained Earnings	-44,429.84
Net Income	-266,091.97
Total Equity	**$262,996.84**
TOTAL LIABILITIES AND EQUITY	**$860,913.63**

Everybody Water, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-266,091.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-42,984.56
Inventory:Finished Goods Inventory	-320,223.54
Inventory:Inventory - Merchandise	-668.42
Inventory Asset	0.00
Uncategorized Asset	5.00
Accounts Payable (A/P)	332,377.62
Accounts Payable (A/P) Adjust	0.13
Rockland Trust CC *0518	9,274.48
SVB Corporate *3648	-3,366.49
SVB Corporate *3648:SVB *4195	2,035.90
SVB Corporate *3648:SVB *7205	11,361.48
SVB Corporate *6819	64.00
SVB Corporate *6819:SVB *5454	1,148.64
Loan from Kim	10,000.00
Loan from Megan	10,000.00
Loan from Olk	100,000.00
Sales Tax	42.00
Water 1st	13,764.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**122,830.57**
Net cash provided by operating activities	**$ -143,261.40**
FINANCING ACTIVITIES	
Due To/From EW LLC:LLC BOA Credit Card - 3190 Cash Rewards	2,598.71
Due To/From EW LLC:LLC BOA Credit Card - 6556 Travel Rewards	3,562.58
Due To/From EW LLC:LLC Line of Credit - Bluevine	-4,161.20
Common Stock - Start Engine	211,922.45
LLC Activity	-5,487.77
Opening Balance Equity	0.00
Owner's Investment	3,905.00
Partner's Equity:Kim Equity	1,533.00
Net cash provided by financing activities	**$213,872.77**
NET CASH INCREASE FOR PERIOD	**$70,611.37**
Cash at beginning of period	111.00
CASH AT END OF PERIOD	**$70,722.37**

CERTIFICATION

I, Megan Hayes, Principal Executive Officer of Everybody Water, Inc., hereby certify that the financial statements of Everybody Water, Inc. included in this Report are true and complete in all material respects.

Megan Hayes

Co-Founder